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October 24, 1995

To the Board of Directors
of Vie de France Corporation

Dear Directors:

We have been furnished with a copy of the Corporation's Form 10-Q for the quarter ended September 16, 1995. Discussed in Results of Operations therein describes a change in the method of determining the indirect manufactured overhead costs of manufactured inventories from a partial absorption of manufacturing costs to a full absorption of manufacturing costs. It should be understood that the preferability of one acceptable method of inventory accounting over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for inventories in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Vie de France Corporation for the three-month periods ended September 16, 1995 or September 17, 1994 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.


Yours very truly,

/s/ PRICE WATERHOUSE LLP